JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02012990

NO ACT
P.E 12-10-01
1-00035

January 16, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2002

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: General Electric Company
Incoming letter dated December 10, 2001

Dear Ms. Fraser:

This is in response to your letter dated December 10, 2001 concerning the shareholder proposal submitted to General Electric by William P. Lynch. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
FEB 05 2002
THOMSON
FINANCIAL

cc: William P. Lynch
114 Rutledge Street
Syracuse, NY 13219

CRGH

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 10, 2001

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2002 Annual Meeting proposals we have received from:

William P. Lynch
Kevin D. Mahar

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 17 shareowner proposals, and currently expect to include several of them in our 2002 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 18, 2002, and distribute it beginning on March 8, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

01 DEC 11 PM 2:55

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 10, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by William P. Lynch

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from William P. Lynch:

> "Resolved that a 'bonus system' be incorporated to give a yearly supplement to pensioners based on the level of overfunding in the pension trust each year."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the amount and administration of pension benefits, a matter relating to the conduct of the ordinary business operations of GE ---- i.e., employee benefits.

By suggesting a 'bonus system' to augment the size of pension payments for all GE retirees, the Proposal clearly relates to the amount and administration of employee benefits, namely, pension benefits. The Staff of the Division of Corporate Finance ("Staff") has repeatedly held that proposals to change retiree benefits are excludable from a company's proxy materials on the ground that they are matters relating to the conduct of ordinary business operations.

For example, in DTE Energy Company (January 22, 2001), International Business Machines Corporation (January 2, 2001), Avery Denniston Corporation (November 29, 1999) and General Electric Company (January 26, 1998), the Staff concurred that proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations (i.e. employee benefits)." See also, Honeywell International Inc. (September 28, 2001) (proposal to remove reductions to retiree pensions excludable because it relates to employee benefits); International Business Machines Corporation (January 2, 2001), (proposal to provide a Medicare supplemental insurance policy for retirees on Medicare excludable as relating to employee benefits).

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2002 proxy statement pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business," employee benefits.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) under the Exchange Act. By copy of this letter, Mr. Lynch is being notified that GE does not intend to include the proposal in its 2002 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Enclosures

cc: Special Counsel – 14a-8 – No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

cc: William P. Lynch
114 Rutledge Street
Syracuse, NY 13219

Dear Mr. Heixemon June 19, 2001

I would like to propose before the directors and all stockholders an alternative or better yet a supplement to the present pension system.

Based on the fact that over the past 14 years it has been the contributions of employees - not the Company - that has been partly responsible for the continued overfunding of the pension trust, I propose that a "bonus system" be incorporated to give a yearly supplement to pensioners based on the level of overfunding in the pension trust each year. This would not cause a long term danger to the trust that a general pension increase might. I think pensioners deserve a bigger share of the investment earning of the pension trust than we are now getting.

William J. Lynch
114 Rutledge St.
Syracuse N.Y. 13219

PS. I'm a 15 year retiree after 39½ yrs. service.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming Letter dated December 10, 2001

The proposal requests that GE provide a yearly supplement to pensioners based on the level of overfunding available from the pension trust.

There appears to be some basis for your view that General Electric may exclude the proposal under rule 14a-8(i)(7), as relating to General Electric's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if General Electric omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor